                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2000



                             INTRAWEST CORPORATION
                              (Registrant's name)

          SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

Intrawest's solid second quarter results reflect our success in growing a portfolio of village-centered resorts and building complementary businesses around them. Our past investments in these endeavors provide the basis for consistent top and bottom line growth for the Company in the coming quarters and years.

Our confidence is based on the diversity of our businesses as well as the synergy we have created among them. At its core is the continued strong market acceptance of our unique village resorts, which are becoming destinations of choice, cutting across multiple climate zones and offering distinct yet connected experiences to a broad demographic base. As our loyal guests increase the frequency and length of their visits, they take advantage of a broad range of products and services, including ski and golf schools, lodging, restaurants and entertainment as well as other recreational activities. This reflects itself in a mix of revenue which is balanced across the seasons and across resorts making the Company much less weather dependent than the pure ski companies. These positive trends will continue, and be enhanced, by the village expansions underway at all of our resorts.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Income from continuing operations for the second quarter ended December 31, 1999 grew to $4.3 million, or 10 cents per share, compared with $1.9 million, or 5 cents per share for the quarter ended December 31, 1998. Revenue for the quarter increased 45% to $146.1 million, from $100.8 million for the second quarter of 1998. Total Company EBITDA for the period increased 68% to $26.7 million, compared with $15.9 million in the comparable period last year. The weighted average number of shares outstanding increased to 43,345,000 from the 39,555,000 reported for the quarterly period ended December 31, 1998.

Income from continuing operations for the six months ended December 31, 1999 was $1.1 million, or 3 cents per share on revenue of $271.8 million, compared with income from continuing operations of $185,000, or less than 1 cent per share, on revenue of $184.5 million, reported in the six months ended December 31, 1998.

Ski and resort operations revenue was $82.5 million, 33% more than last year's second quarter revenue of $61.8 million. Revenue from the mountain resorts increased from $57.1 million to $72.6 million. Overall skier visits for the second quarter were comparable to the second quarter last year, highlighting the benefits of our geographic diversification as excellent early season conditions in the Pacific Northwest offset the effects of warm weather in the East and in Colorado. On a same-resort basis, revenue from the mountain resorts increased 9% over last year with Whistler/Blackcomb and Snowshoe showing the strongest performances. Revenue from the warm-weather resorts more than doubled to $9.9 million in the quarter from $4.7 million last year with both Sandestin and Raven showing significant improvements. For the six month period ended December 31, 1999, ski and resort revenue increased to $137.6 million, compared with $99.0 million for the comparable period ended December 31, 1998.

Operating profit from ski and resort operations for the second quarter was $10.1 million, increasing 64% from $6.2 million last year. Revenue growth combined with effective cost control during the early season ramp up of operations increased margins and operating profits. For the six months ended December 31, 1999, operating profit from ski and ski resort operations was $9.3 million, compared with $5.0 million in the same period last year.

Real estate sales totalled $60.9 million, an increase of 62% from the corresponding period last year, with approximately half the sales closed during the quarter generated by the delivery of the first condo-hotel project at Mammoth. Club Intrawest's quarterly revenue increased 85% to $5.2 million from the $2.8 million in the comparable period last year. Operating profit from real estate sales increased 63% to $13.4 million, while the profit margin held at last year's 22% level, as the Company continued to manage costs effectively. For the six month period ended December 31, 1999, real estate revenue and operating profit were 59% and 49%, respectively, higher than the corresponding period last year.

NRP SHARES

The Company announced that it will redeem 1,876,000, or approximately 20%, of its non-resort preferred ("NRP") shares on April 1, 2000 by payment of $2.65 per share for each NRP share to be redeemed.

On December 22, 1999, the Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with The Toronto Stock Exchange ("TSE") for the purchase of up to 1,022,000 NRP shares, being no greater than 10% of the public float of NRP shares as at December 22, 1999, during the period commencing on December 29, 1999 and ending on December 28, 2000. Purchases of NRP shares pursuant to the normal course issuer bid will be effected, on behalf of the Company, by a registered investment dealer through the facilities of the TSE. The price paid by the Company for any NRP shares purchased by it will be the market price of the shares at the time of the purchase. The purchase of NRP shares pursuant to the normal course bid is subject to limitations and restrictions in the share rights attached to the NRP shares which provides, among other things, that the Company may purchase NRP shares only to the extent of "Available Cumulative NRP Net Cash Flow" as defined in such share rights, that the aggregate purchase price of all NRP shares during any fiscal quarter shall not exceed Cdn.$1,000,000 and that any purchases shall be made at a price per share not to exceed Cdn.$2.38. To February 11, 2000, the Company has purchased an aggregate of 5,500 NRP shares for an aggregate purchase price of Cdn.$8,810 representing an average price of Cdn.$1.60 per share.

A shareholder may obtain a copy of the Notice, without charge, by contacting the Corporate Secretary of the Company at Suite 800, 200 Burrard Street, Vancouver, British Columbia V6C 3L6.

DEVELOPMENTS

Subsequent to the end of the quarter, the Company completed a US$135 million, 10 year 10.5% senior unsecured note offering, thereby reducing its exposure to floating interest rates from 35% to approximately 25% of total debt.

In February we announced the signing of a letter of intent with Four Seasons Hotels and Resorts to develop a luxury hotel at the base of Blackcomb Mountain, Whistler, British Columbia. The proposed 224-room property will include full spa, health club, outdoor pool and 10,000 square feet of meeting and banquet rooms. The Four Seasons Whistler will be the first Four Seasons resort sold to individuals as condominiums and then managed by Four Seasons as a full service hotel. We are confident that the guests of this hotel will make a significant contribution to our operating business.

With the growth of our enterprise, we continue to explore avenues to build on the increasing brand recognition and reputation for quality that Intrawest has developed. Last quarter, we announced Intrawest Vacations, an integrated reservation system which allows travelers to plan for and book every aspect of their stay at our destination resorts. In the coming quarters, we expect to announce other new marketing and operational programs as we integrate the power of the Internet with our network of resort villages and the hundreds of thousands of loyal Intrawest guests. We look forward to reporting to you on our progress in these exciting new initiatives.

We are confident that we will show strong results for the remainder of this fiscal year and are already building the base for next year. Over the next 4 months we will launch 18 projects consisting of a planned 1,800 units. This continuing expansion of our villages


/s/ Joe S. Houssian                   /s/ Daniel O. Jarvis
Chairman, President and               Executive Vice President
Chief Executive Officer               and Chief Financial Officer


February 11, 2000

CONSOLIDATED STATEMENTS OF OPERATIONS


                                               Three months ended               Six months ended
                                                      December 31                    December 31
---------------------------------------------------------------------------------------------------
                                              1999           1998            1999           1998
---------------------------------------------------------------------------------------------------
                                 (in thousands of US dollars, except per share amounts) (unaudited)
REVENUE:
 Ski and resort operations                 $  82,494       $  61,816       $ 137,600      $  99,021
 Real estate sales                            60,916          37,636         128,138         80,770
 Rental properties                             1,614             897           3,059          2,270
 Interest and other income                     1,056             414           3,001          2,410
---------------------------------------------------------------------------------------------------
                                             146,080         100,763         271,798        184,471
EXPENSES:
 Ski and resort operations                    72,368          55,637         128,272         93,980
 Real estate costs                            47,476          29,370         104,478         64,852
 Rental properties                               821             317           1,486          1,013
 Interest                                      9,466           5,270          17,983         11,070
 Depreciation and amortization                 7,506           5,380          14,049          9,630
 General and administrative                    1,291           1,394           2,984          2,928
---------------------------------------------------------------------------------------------------
                                             138,928          97,368         269,252        183,473
---------------------------------------------------------------------------------------------------
Income before undernoted                       7,152           3,395           2,546            998
Provision for income taxes                     1,558             911             523            234
---------------------------------------------------------------------------------------------------
Income before non-controlling
 interest and discontinued operations          5,594           2,484           2,023            764
Non-controlling interest                       1,312             570             931            579
---------------------------------------------------------------------------------------------------
Income from continuing
 operations                                    4,282           1,914           1,092            185
Results of discontinued operations              (170)           (125)             68             31
---------------------------------------------------------------------------------------------------
Income for the period                      $   4,112       $   1,789       $   1,160      $     216
---------------------------------------------------------------------------------------------------
Income per common share:
 Income from continuing
  operations                               $    0.10       $    0.05       $    0.03      $    0.00
 Net income                                $    0.10       $    0.05       $    0.03      $    0.00
---------------------------------------------------------------------------------------------------
Weighted average number of
  common shares outstanding
  (in thousands)                              43,345          39,555          43,310         39,435
---------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
As at December 31
(in thousands of US dollars) (unaudited)


------------------------------------------------------------------------------
                                                        1999              1998
------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and short-term deposits                    $    75,393       $    24,282
 Amounts receivable                                   50,553            65,941
 Other assets                                         89,931            63,811
 Properties:
  Resort                                             175,950           169,461
  Discontinued operations                                 84             4,912
------------------------------------------------------------------------------
                                                     391,911           328,407
Ski and resort operations                            759,648           618,285
Properties:
 Resort                                              357,141           264,449
 Discontinued operations                               9,866            20,435
Amounts receivable                                    48,063            32,122
Other assets                                          63,170            53,980
Goodwill                                              19,124            17,402
------------------------------------------------------------------------------
                                                 $ 1,648,923       $ 1,335,080
==============================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Amounts payable                                 $   116,421       $    87,856
 Deferred revenue                                     82,501            53,818
 Bank and other indebtedness, current portion:
  Resort                                             122,028           122,393
  Discontinued operations                                552             5,359
------------------------------------------------------------------------------
                                                     321,502           269,426
Bank and other indebtedness:
 Resort                                              717,388           568,612
 Discontinued operations                               4,042             4,163
Due to joint venture partners                         16,571             7,912
Deferred revenue                                      32,360            10,779
Deferred income taxes                                  6,657             7,777
Non-controlling interest in subsidiaries              24,187            17,931
------------------------------------------------------------------------------
                                                   1,122,707           886,600
Shareholders' equity:
 Capital stock                                       430,578           375,025
 Retained earnings                                   135,045           104,752
 Foreign currency translation adjustment             (39,407)          (31,297)
------------------------------------------------------------------------------
                                                     526,216           448,480
------------------------------------------------------------------------------
                                                 $ 1,648,923       $ 1,335,080
==============================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                    Three months ended                Six months ended
                                                           December 31                     December 31
------------------------------------------------------------------------------------------------------
                                                  1999            1998            1999            1998
------------------------------------------------------------------------------------------------------
                                                              (in thousands of US dollars) (unaudited)
CASH PROVIDED BY (USED FOR) OPERATIONS:
 Income from continuing operations           $   4,282       $   1,914       $   1,092       $     185
 Items not affecting cash:
  Depreciation and amortization                  7,506           5,380          14,049           9,630
  Non-controlling interest                       1,312             570             931             579
 Recovery of costs through
  real estate sales                             47,476          29,370         104,478          64,852
 (Increase) decrease in amounts
  receivable, net                                3,424         (25,338)          2,299         (28,086)
 Acquisition and development
  of properties held for sale                 (100,557)        (67,062)       (177,654)       (118,896)
 Changes in non-cash
  operating working capital                        103           3,211          10,510           9,284
------------------------------------------------------------------------------------------------------
 Cash used for continuing operations           (36,454)        (51,955)        (44,295)        (62,452)
 Cash provided by
  discontinued operations                        6,307           3,424           7,344           2,182
------------------------------------------------------------------------------------------------------
                                               (30,147)        (48,531)        (36,951)        (60,270)
------------------------------------------------------------------------------------------------------

FINANCING:
 Bank and other borrowings, net                117,984          84,826         119,855         247,252
 Redemption of non-resort
  preferred shares                                  --              --          (8,705)        (13,621)
 Issue of capital stock                            130            (507)            130          14,245
 Proceeds on sale of
  partnership interest                              --              --              --          10,641
 Dividends paid                                 (2,403)         (2,070)         (2,403)         (2,070)
 Distributions to non-controlling
  interests                                         --              --              --            (766)
------------------------------------------------------------------------------------------------------
                                               115,711          82,249         108,877         255,681
------------------------------------------------------------------------------------------------------
INVESTMENTS:
 Proceeds from (expenditures on)
  revenue-producing properties, net              4,681            (275)          4,475          (1,052)
 Expenditures on ski and
  resort operation assets, net                 (63,716)        (46,028)        (76,626)        (61,484)
 Expenditures on other assets, net              (4,712)        (12,589)         (6,839)        (27,089)
 Expenditures on business
  acquisitions, net of cash acquired                --            (801)             --        (161,240)
------------------------------------------------------------------------------------------------------
                                               (63,747)        (59,693)        (78,990)       (250,865)
------------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and
  short-term deposits                           21,817         (25,975)         (7,064)        (55,454)
 Cash and short-term deposits,
  beginning of period                           53,576          50,257          82,457          79,736
------------------------------------------------------------------------------------------------------
 Cash and short-term deposits,
  end of period                              $  75,393       $  24,282       $  75,393       $  24,282
------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION:
 Interest paid                                 $10,837         $10,104         $25,761         $16,079
 Taxes paid                                        194              35             375              98

NON-CASH FINANCING ACTIVITIES:
 Issue of capital stock                        $    --         $ 3,581         $ 1,420         $ 6,003
 Bank and other borrowings                          --              --              --           4,711
NON-CASH INVESTING ACTIVITIES:
 Business acquisitions                         $    --         $ 3,581         $    --         $10,714

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                             Three months ended                Six months ended
                                                    December 31                     December 31
-----------------------------------------------------------------------------------------------
                                           1999            1998            1999            1998
-----------------------------------------------------------------------------------------------
                                                       (in thousands of US dollars) (unaudited)
Retained earnings, beginning
  of period                           $ 133,336       $ 105,034       $ 136,288       $ 106,607
Income for the period                     4,112           1,789           1,160             216
Dividends                                (2,403)         (2,071)         (2,403)         (2,071)
-----------------------------------------------------------------------------------------------
Retained earnings, end of period      $ 135,045       $ 104,752       $ 135,045       $ 104,752
-----------------------------------------------------------------------------------------------

SEGMENT DISCLOSURES


The following table presents the Company's results from continuing operations by reportable segment:


                                                          Three months ended               Six months ended
                                                                 December 31                    December 31
-----------------------------------------------------------------------------------------------------------
                                                        1999            1998            1999           1998
-----------------------------------------------------------------------------------------------------------
                                                                   (in thousands of US dollars) (unaudited)
REVENUE FROM EXTERNAL CUSTOMERS:
 Ski and resort                                    $  72,548       $  57,132       $ 113,532      $  81,299
 Real estate                                          62,530          38,533         131,197         83,040
 Warm-weather                                          9,946           4,684          24,068         17,722
 Corporate and all other                               1,056             414           3,001          2,410
-----------------------------------------------------------------------------------------------------------
                                                   $ 146,080       $ 100,763       $ 271,798      $ 184,471
-----------------------------------------------------------------------------------------------------------

OPERATING INCOME (LOSS) BEFORE
 INTEREST, DEPRECIATION AND AMORTIZATION, AND
 INCOME TAXES:
 Ski and resort                                    $  10,471       $   6,988       $   7,208      $   3,554
 Real estate                                          14,233           8,846          25,233         17,175
 Warm-weather                                           (345)           (809)          2,120          1,487
 Corporate and all other                               1,056             414           3,001          2,410
-----------------------------------------------------------------------------------------------------------
                                                      25,415          15,439          37,562         24,626
 Less:
  Interest                                             9,466           5,270          17,983         11,070
  Depreciation and amortization                        7,506           5,380          14,049          9,630
  General and administrative                           1,291           1,394           2,984          2,928
-----------------------------------------------------------------------------------------------------------
                                                      18,263          12,044          35,016         23,628
-----------------------------------------------------------------------------------------------------------
                                                   $   7,152       $   3,395       $   2,546      $     998
-----------------------------------------------------------------------------------------------------------


There have been no changes from the June 30, 1999 audited consolidated financial statements in the basis of segmentation or in the basis of measurement of segment profit or loss.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: February 29, 2000                   By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary